UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Group Long Distance, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   399801 10 8
                -----------------------------------------------
                                 (CUSIP Number)


                                    12/31/98
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399801 10 8               SCHEDULE 13G          Page 2 of 6 Pages
         --------------                                       ---  ---

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Gerald M. Dunne, Jr.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                              | 5  SOLE VOTING POWER
        NUMBER OF             |
         SHARES               |    495,848 shares of Common Stock. See Item 4.
       BENEFICIALLY           |-------------------------------------------------
        OWNED BY              | 6  SHARED VOTING POWER
          EACH                |
        REPORTING             |-------------------------------------------------
         PERSON               | 7  SOLE DISPOSITIVE POWER
          WITH                |
                              |    495,848 shares of Common Stock.  See Item 4.
                              |-------------------------------------------------
                              | 8  SHARED DISPOSITIVE POWER
                              |
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     495,848 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                       [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.2% of shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 399801 10 8               SCHEDULE 13G          Page 3 of 6 Pages
         --------------                                       ---  ---

ITEM 1.

      (a)  Name of Issuer:

           Group Long Distance, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

           1451 West Cypress Creek Road, Suite 200
           Fort Lauderdale, Florida 33309

ITEM 2.

      (a)  Name of Persons Filing:

           Gerald M. Dunne, Jr.

      (b)  Address of Principal Business Office:

           1451 West Cypress Creek Road, Suite 200
           Fort Lauderdale, Florida 33309

      (c)  Citizenship:

           United States

      (d) Title of Class of Securities:

          Common Stock, no par value per share (the "Common Stock").

      (e) CUSIP Number:

          399801 10 8

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) |_| Broker or Dealer registered under Section 15 of the
              Act (15 U.S.C. 78o);
      (b) |_| Bank as  defined  in  section  3(a)(6) of the Act
              (15 U.S.C.78c);
      (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
      (d) |_| Investment  Company  registered  under  section  8  of  the
              Investment Company Act of 1940 (15 U.S.C. 80a-8);
      (e) |_| An investment advisor in accordance with ss.240.13d-1(b)(1)
              (ii)(E);
      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
      (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G);

CUSIP No. 399801 10 8               SCHEDULE 13G          Page 4 of 6 Pages
         --------------                                       ---  ---

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
      (j) |_| Group, in accordance with ss.240.13d-1(1)(ii)(J).



ITEM 4.   Ownership.

      (a) Amount Beneficially Owned:

          As of December 31, 1998, Mr. Dunne may be deemed to be the beneficial owner of 495,848 shares of Common Stock, which includes 256,250 shares of Common Stock issuable upon exercise of options held by Mr. Dunne expiring in January 23, 2002 and 10,416 shares of Common Stock issuable upon exercise of options held by Mr. Dunne expiring in October 9, 2003.

      (b) Percent of Class:

          As of December 31, 1998, Mr. Dunne may be deemed to be the beneficial owner of an aggregate of 495,848 shares of Common Stock, which constituted approximately 13.2% of the 3,502,783 shares of Common Stock outstanding as of August 7, 1998 (as reported in the Company's Notice of Annual Meeting to Shareholders and Proxy Statement, dated September 10, 1998, SEC File No. 001-12827).

      (c) Number of shares as to which such person has:

          (i)  Sole power to vote or direct the vote:

               495,848 shares of Common Stock. See Item 4(a) above.

          (ii) Shared power to vote or direct the vote:

               0 shares of Common Stock.

          (iii)Sole power to dispose or to direct the disposition of:

               495,848 shares of Common Stock. See Item 4(a) above.

          (iv) Shared power to dispose or to direct the disposition of:

               0 shares of Common Stock.

ITEM 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

CUSIP No. 399801 10 8               SCHEDULE 13G          Page 5 of 6 Pages
         --------------                                       ---  ---


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

ITEM 8.   Identification  and  Classification  of  Members  of the Group.

          Not Applicable.

ITEM 9.   Notice of Dissolution of Group.

          Not Applicable.

ITEM 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose effect.

CUSIP No. 399801 10 8               SCHEDULE 13G          Page 6 of 6 Pages
         --------------                                       ---  ---


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         February 12, 1999
                             ---------------------------------------------------
                                              (Date)


                                      /s/Gerald M. Dunne, Jr.
                             ---------------------------------------------------
                                            (Signature)


                                       Gerald M. Dunne, Jr.
                             ---------------------------------------------------
                                              (Name)